Exhibit 99.2

MYTHERESA ANNOUNCES SUPERVISORY BOARD NOMINATION OF RICHEMONT GROUP
CFO BURKHART GRUND AS ADDITIONAL BOARD MEMBER UPON CLOSING OF
MYTHERESA’S YNAP ACQUISITION

MUNICH (January 21, 2025) – The Supervisory Board of MYT Netherlands Parent B.V., (NYSE: MYTE) (“Mytheresa” or the “Company”) announces the nomination of Burkhart Grund, Chief Financial Officer of Richemont, as a new Supervisory Board member, subject to the completion of Mytheresa´s acquisition of YOOX NET-A-PORTER (“YNAP”) following the fulfillment of customary conditions including regulatory approvals. The proposal will be presented for approval by the Company´s shareholders at an Extraordinary General Meeting, scheduled for March 6, 2025.

On October 7, 2024, Mytheresa and Richemont signed an agreement for Mytheresa to acquire YNAP, featuring the NET-A-PORTER, MR PORTER, YOOX and THE OUTNET brands, to create a leading, global, multi-brand digital luxury group. As part of the transaction, Richemont has the right to nominate an individual for election to the Supervisory Board.

Burkhart Grund started his Richemont career in 2000 as CFO of Montblanc in France, before becoming CFO of Van Cleef & Arpels and later Group Deputy Finance Director before his appointment to the Senior Executive Committee as Group CFO in 2017. Mr Grund is a graduate in Business Administration of Georgia Southern University, US and completed his graduate studies in International Finance at Münster University, Germany.

Nora Aufreiter, Chair of the Supervisory Board of MYT Netherlands Parent B.V., said: “With Burkhart Grund, we look forward to welcoming an internationally experienced financial expert to our board. As a nominee of Richemont, we will expand the Supervisory Board by one seat to consist of eight members. We feel honored to work with another high-caliber individual in the future and are convinced that we will be able to accelerate the profitable growth and sustainable success of our combined companies following the transaction. The Supervisory Board will remain composed of a majority of independent directors under both NYSE and Dutch Corporate Governance Code standards.”

The closing of the transaction, which is expected to occur in the first half of calendar year 2025, is subject to customary conditions, including the receipt of antitrust approvals.

ABOUT MYTHERESA

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €913.6 million GMV in fiscal year 2024 (+7% vs. FY23). (https://investors.mytheresa.com).

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact or relating to present facts or current conditions included in this press release are forward- looking statements. Forward-looking statements give Mytheresa’s current expectations and projections relating to the proposed transaction and the operation of the combined companies; its financial condition, results of operations, plans, objectives, future performance and business, including statements relating to financing activities, future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements contained in this press release are based on assumptions that Mytheresa has made in light of its industry experience and perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this press release, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Mytheresa’s control) and assumptions. Although Mytheresa believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Mytheresa believes these factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the proposed transaction; the expected timing and likelihood of completion of the proposed transaction with Richemont, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; the risk that the conditions to closing the proposed transaction may not be satisfied in a timely manner or at all; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; Mytheresa’s ability to effectively compete in a highly competitive industry; Mytheresa’s ability to respond to consumer demands, spending and tastes; Mytheresa’s ability to respond to any current or future health epidemic or other adverse public health development; Mytheresa’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; Mytheresa’s reliance on consumer discretionary spending; and Mytheresa’s ability to maintain average order levels and other factors. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, Mytheresa’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Mytheresa undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Mytheresa’s results could differ materially from the results expressed or implied by the forward-looking statements it makes.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent Mytheresa’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect Mytheresa’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com

Media Contacts for public relations

Mytheresa.com GmbH

Sandra Romano

mobile: +49 152 54725178

email: sandra.romano@mytheresa.com

Media Contacts for business press

Mytheresa.com GmbH

Lisa Schulz

mobile: +49 151 11216490

email: lisa.schulz@mytheresa.com

Media Contacts for business press BOC Consult GmbH Ruediger Assion mobile: +49 176 2424 7691 email: ruediger.assion@boc-consult.com

Source: MYT Netherlands Parent B.V.